UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-41156

SIGNA Sports United N.V.
(Exact name of registrant as specified in its charter)

Kantstraße 164, Upper West 10623 Berlin, Federal Republic of Germany +49 (30) 700 108 900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.12 per share Warrants to purchase ordinary shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
Ordinary shares, nominal value €0.12 per share – 105
Warrants to purchase ordinary shares – 2
Pursuant to the requirements of the Securities Exchange Act of 1934, SIGNA Sports United N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 25, 2023	By:	/s/ Stephan Zoll
		Name:	Stephan Zoll
		Title:	Chief Executive Officer